UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August, 2024.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

Explanatory Note

On August 30, 2024, Lilium N.V. (the “Company”) made available to its shareholders a convocation notice and other materials related to the Company’s extraordinary general meeting of shareholders (the “Extraordinary General Meeting”), which are furnished as Exhibits 99.1 to 99.6 to this Report on Form 6-K. The Extraordinary General Meeting is expected to be held on Wednesday, September 18, 2024, at 2:30 p.m. CEST (8:30 a.m. EDT) at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

The Company’s non-executive directors, Thomas Enders, David Wallerstein, Niklas Zennström, Gabrielle Toledano, David Neeleman and Margaret M. Smyth, will stand for re-appointment as non-executive director at the Extraordinary General Meeting for a period of one-year with effect as of the annual general meeting to be held in 2024 until the close of the annual general meeting of shareholders to be held in 2025. Barry Engle and Henri Courpron, whose terms end at the annual general meeting of shareholders to be held in 2024, do not plan to stand for re-appointment. In addition, Mr. Engle has stepped down as a member of the Audit Committee. Mr. Engle and Mr. Courpron have not advised the board of directors of the Company of any disagreement on any matters related to the operations of Lilium.

The Company’s non-executive directors made a binding nomination to the Extraordinary General Meeting for the appointment of Mr. Philippe Balducchi as a non-executive director for a period of one-year with effect as of the Extraordinary General Meeting (assuming shareholder approval) until the close of the annual general meeting of shareholders to be held in 2025. Mr. Philippe Balducchi will serve as Audit Committee Chair once appointed as the non-executive director (assuming shareholder approval). Mr. Balducchi is the chief financial officer of KNDS, a European defense technology group, and was the chief executive officer of Airbus Canada.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into Lilium’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on July 29, 2024 (File No. 333-281082), July 29, 2024, as amended or supplemented (File No. 333-281066), June 14, 2024 (File No. 333-280219), May 3, 2024 (File No. 333-279113), November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 30, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Convocation notice to the Extraordinary General Meeting
99.2	Press release dated August 30, 2024, announcing Extraordinary General Meeting
99.3	Agenda with explanatory notes
99.4	Form of proxy card
99.5	Proposed amendments to the Articles of Association and explanatory notes (unofficial translation)
99.6	Proposed amended Articles of Association (unofficial translation)